Filed Pursuant to Rule 433

Registration No. 333-194163

August 3, 2015

FINAL TERM SHEET

J.B. Hunt Transport Services, Inc.
$350 million 3.30% Senior Notes due 2022

Term sheet dated August 3, 2015

Issuer:	J.B. Hunt Transport Services, Inc.
Guarantor:	J.B. Hunt Transport, Inc.
Expected Ratings:	Baa1 by Moody’s Investors Service, Inc. / BBB+ by Standard & Poor’s Ratings Services
Note Type:	SEC registered
Issue Size:	$350,000,000
Trade Date:	August 3, 2015
Settlement Date (T+3):	August 6, 2015
Maturity Date:	August 15, 2022
Treasury Benchmark:	2.00% UST due July 15, 2022
Benchmark Treasury Yield and Price:	1.89%; 100-23
Spread to Benchmark Treasury:	145 bps
Reoffer Yield:	3.34%
Interest Rate:	3.30%
Interest Payment Dates:	Semi-annually on February 15 and August 15, starting on February 15, 2016 and ending on the Maturity Date
Price to Public:	99.751%
Gross spread:	0.625%
Net Proceeds (%):	99.126%
Net Proceeds ($):	$346,941,000
Make-Whole Call:	T+25 bps; redemption at par plus accrued interest on and after June 15, 2022 as set forth in the preliminary prospectus supplement
CUSIP:	445658CE5
ISIN:	US445658CE53
Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC SunTrust Robinson Humphrey, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526, J.P. Morgan Securities LLC collect 1-212-834-4533 or Morgan Stanley & Co. LLC at 1-866-718-1649.